UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 or 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
Report on Form 6-K dated July 21, 2026
(Commission File No. 1-15024)
Novartis AG
(Name of Registrant)
Lichtstrasse 35
4056 Basel
Switzerland
(Address of Principal Executive Offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
   Form 20-F:    ☒   Form 40-F:    ☐
Incorporation by Reference:
This Report on Form 6-K (only with respect to (i) information under “R&D update - key developments from the second quarter” in Exhibit 99.1 hereto, and (ii) Exhibit 99.2 hereto to this Report on Form 6-K) shall be deemed to be incorporated by reference into the registration statements on Form S-8 (File Nos. 333-171739, 333-198706, 333-250207, 333-258081 and 333-293197) and to be a part thereof from the date on which this report is filed to the extent not superseded by documents or reports subsequently filed or furnished.
Exhibits:
99.1 Financial Report Q2 2026
99.2 Interim Financial Report
101 Interactive Data
104 Cover Page Interactive Data File (embedded within the Inline XBRL document and included in Exhibit 101).
SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Novartis AG
Date: July 21, 2026
By:
/s/ PAUL PENEPENT
Name:
Paul Penepent
Title:
Head Financial Reporting and Accounting